Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Allotment of Non-Convertible Debentures (‘NCDs’) aggregating ₹500 Crores on a Private Placement basis

Mumbai, February 27, 2020: This is with further reference to our letters SC No.15900 and SC No.15914 dated February 17, 2020 and February 24, 2020 respectively, in regard to issuance of NCDs on private placement basis.

We wish to inform you that the Board approved Committee has today approved allotment of 5000 Rated, Listed, Unsecured, Redeemable, Non-Convertible Debentures E28-B Series of face value ₹10,00,000/- each, at par, aggregating ₹500 crores in two tranches of ₹250 crores each, on private placement basis, on terms and conditions as mentioned in the Information Memorandum for the said Issue are as under:

Debenture Series	Offer Size	Interest payable	Allottees
E28-B	₹250 crores	Tranche I Debentures: 8.50% p.a.	HDFC Trustee Company Limited Account – HDFC Credit Risk Debt Fund
	₹250 crores	Tranche II Debenture: 8.50% p.a.

The NCDs are proposed to be listed on the Wholesale Debt Market (WDM) Segment of BSE Limited and National Stock Exchange of India Limited.

Schedule of payment of coupon/interest and principal is as under:

Cash flows	Date*		No. of Days in Coupon Period		Amount per Debenture (₹)
	Tranche I	Tranche II	Tranche I	Tranche II	Tranche I	Tranche II
1st Coupon	February 26, 2021	February 26, 2021	366	366	(85,233.00)	(85,233.00)
2nd Coupon	February 26, 2022	February 26, 2022	365	365	(85,000.00)	(85,000.00)
3rd Coupon	February 26, 2023	February 26, 2023	365	365	(85,000.00)	(85,000.00)
4th Coupon	February 26, 2024	February 26, 2024	365	365	(85,000.00)	(85,000.00)
5th Coupon	February 26, 2025	February 26, 2025	366	366	(85,233.00)	(85,233.00)
6th Coupon	February 26, 2026	February 26, 2026	365	365	(85,000.00)	(85,000.00)
7th Coupon	December 30, 2026	January 29, 2027	307	337	(71,493.00)	(78,479.00)
Principal	December 30, 2026	January 29, 2027	2499	2529	(10,00,000.00)	(10,00,000.00)

*Note: The Coupon Payment date is subject to Business Day Convention as per Term Sheet.

This disclosure is made in terms of Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, for the information of the Exchange and of the Debenture holders.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.